15045749

SECU... AND EXCHANGE COMMISSION
Washington, D. C 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden hours per response.....12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39446

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-Jan-14 AND ENDING 31-Dec-14

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Capital Management Partners, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1100 North 4th Street- Suite 141
(No. and Street)

Fairfield	**IA**	**52556**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Steven Seal **641-472-8800**
(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert Steven Seal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Partners, Inc., as of December 31, 2014, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CAROLYN J. SIMMONS
COMMISSION No. 146121
MY COMMISSION EXPIRES
JANUARY 28, 2018

This report ** contains (check applicable boxes):

- [X] (a) Facing Page
- [X] (b) Statement of Financial Condition
- [X] (c) Statement of Income (Loss)
- [X] (d) Statement of Changes in Financial Condition
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- [ ] (f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
- [X] (g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
- [ ] (k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
- [X] (l) An Oath or Affirmation
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Exemption report and audit review

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Shareholders,
Capital Management Partners, Inc.

We have audited the accompanying financial statements of Capital Management Partners, Inc., which comprise the balance sheet at December 31, 2014 and the related statements of operations, changes in shareholder equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement, whether due to error or fraud.

Auditor's Responsibility

Our responsibility is to express an opinion on these financials statements based on our audit. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Partners, Inc. as of December 31, 2014 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, New Jersey
February 21, 2015

Capital Management Partners, Inc.
Balance Sheet
As of December 31, 2014

ASSETS	
Current assets:	
Cash	$295,384
Commissions receivable	187,136
Prepaid expenses	10,184
Total Current Assets	$492,704
Fixed assets- net	1,233
Advances to affiliate	367
Other asset	1,037
Total Assets	$495,341
LIABILITIES & SHAREHOLDERS' EQUITY	
Current liabilities:	
Sales commissions payable	$54,817
Accounts payable & accrued expenses	26,866
Total Current Liabilities	$81,683
Shareholders' Equity:	
Common stock, no par value, 3,000 shares authorized, 2,105 issued and outstanding, no par	$652,489
Treasury stock, at cost	(234,196)
Retained deficit	(4,635)
Total Shareholders' Equity	413,658
Total Liabilities & Shareholders' Equity	$495,341

Please see the notes to the financial statements.

Capital Management Partners, Inc.
Statement of Operations
For the Year Ended December 31, 2014

Commission revenues	$1,049,812
Commission expenses	(362,239)
Net revenues	$687,573
General and administrative expenses:	
Salaries & benefits	$221,870
General administration	190,596
Total general and administrative expenses	412,466
Income from operations	$275,107
Other income:	
Trading loss	(15,477)
Dividend income	19,637
Interest income	253
Net income before income tax provision	$279,520
Provision for income taxes	0
Net income	$279,520

Please see the notes to the financial statements.

Capital Management Partners, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2014

Operating activities:	
Net income	$279,520
Adjustments to reconcile net income items not requiring the use of cash:	
Depreciation expense	167
Changes in other operating assets and liabilities:	
Commissions receivable	(80,758)
Prepaid expense	(857)
Advances to affiliate	(367)
Sales commissions payable	14,765
Accounts payable & accrued expenses	(3,822)
Net cash provided by operations	$208,648
Investing activities:	
Purchase fixed asset	($289)
Net cash used by investing activities	(289)
Financing activities:	
Dividends paid	($25,000)
Purchase treasury stock	(234,196)
Net cash used by financing activities	(259,196)
Net increase in cash during the fiscal year	($50,837)
Cash at December 31, 2013	346,221
Cash at December 31, 2014	$295,384
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Capital Management Partners, Inc.
Statement of Changes in Shareholder Equity
For the Year Ended December 31, 2014

	Common Shares	Stated Amount	Treasury Stock	Retained Deficit	Total
Balance at December 31, 2013	2,105	$652,489	$0	($259,155)	$393,334
Purchase treasury stock			(234,196)		(234,196)
Dividends paid shareholders				(25,000)	(25,000)
Net income				279,520	279,520
Balance at December 31, 2014	2,105	$652,489	($234,196)	($4,635)	$413,658

Please see the notes to the financial statements.

Capital Management Partners, Inc.
Notes to the Financial Statements
For the Year Ended December 31, 2014

1. Organization

Capital Management Partners, Inc. (the Company) is a privately held Delaware State corporation formed in December 1987 for the purpose of conducting business as an introducing broker (IB) and a securities broker dealer (BD). As an IB, the firm is a member of the National Futures Association (NFA) and registered with the Commodity Futures Trading Commission (CFTC) to solicit accounts for trading in registered futures. In addition, as a BD, the Company is a member of the Financial Industry Regulatory Authority (FINRA) to market investments in private placements.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Commission Revenues- Commission revenues and related fees are recorded when they become due and the Company is reasonably assured of their collection.

Cash- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Fixed Assets- Fixed assets are stated at cost. Depreciation of fixed assets is provided using the straight-line method over the estimated useful life of the asset. The following is a summary of the estimated useful lives used in computing depreciation expense:

Office equipment	5 years
Computer equipment	5 years

Expenditures for minor maintenance and repairs are charged to expense as incurred.

Long Lived Assets- The Company reviews for the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss would be recognized when estimated future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount.

Income taxes- The Company has elected to be taxed as an S Corporation under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual shareholders and therefore, no provision for federal income taxes has been included in these financial statements.

3. Fair Value of Financial Instruments

Fair Value Measurements under generally accepted accounting principles clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements are separately disclosed by level within the fair value hierarchy as follows.

Level 1 - Quoted prices in active markets for identical assets or liabilities.

Level 2 - Observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 - Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement is disclosed and is determined based on the lowest level input that is significant to the fair value measurement.

Cash, commission receivable, other receivables, advances to affiliate, prepaid expense, commission payable, and accounts payable in the statement of financial condition are estimated to approximate fair market value at December 31, 2014 because of their short term nature.

4. Net Capital Requirement

As an IB, the Company is subject to the CFTC's Net Capital Rule 1.17 which requires the Company to maintain minimum net capital, as defined by the rule, of the greater of $45,000 or an amount based upon the number of associated persons (brokers) registered with the Company. As of December 31, 2014, the Company was in excess of the minimum net capital requirement by $168,701.

In addition, as a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $45,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:	
Shareholders' equity	$413,658
DEBITS:	
Nonallowable assets:	
Non allowable portion of commissions receivable	($187,136)
Prepaid expenses	(10,184)
Advances to affiliate	(367)
Fixed assets-net	(1,233)
Other asset	(1,037)
Total debits	(199,957)
NET CAPITAL	$213,701
Haircuts	0
ADJUSTED NET CAPITAL	$213,701
Minimum requirements of 6-2/3% of aggregate indebtedness or $45,000, whichever is greater.	45,000
EXCESS NET CAPITAL	$168,701
AGGREGATE INDEBTEDNESS:	$81,683
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	38.22%
Excess net capital previously reported on Form X-17A-5	$182,871
Accrue sales commissions	(14,268)
Adjustments	98
Excess net capital per audited report	$168,701

5. Off Balance Sheet Risk

In the case of its IB activity, the Company may execute various transactions for the benefit of customers through the clearing futures commission merchant. (FCM) This business activity subjects the Company to certain off balance sheet risk, which may be in excess of the liabilities reported in the balance sheet. These transactions are contracted on a margin basis whereby the customer is required to maintain minimum margin with the clearing FCM. In the event that a customer is in default of an obligation to the FCM, the FCM will require the Company to fulfill the obligation on behalf of its customer. This exposes the company to credit risk.

The Company seeks to control this risk by monitoring the transactions of customer accounts on a real time basis. The Company has the authority to liquidate customer positions at its discretion in order to ensure the account does not expose the Company to an unacceptable level of credit risk.

6. Fixed Assets- Net

The following table is a summary of fixed assets at December 31, 2014.

Office equipment	$24,903
Computer equipment	23,547
Accumulated depreciation	(47,218)
Fixed assets- net	$1,233

Depreciation expense for the year ended December 31, 2014 was $167.

7. Treasury Stock

On December 31, 2014, the Company purchased 1,251 shares of its common stock from some existing shareholders for $234,196. The Company recorded the transaction as a purchase of treasury stock and the value of the treasury stock is recorded at cost.

8. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2014 through the date of this report and found no material subsequent events reportable during this period.

Capital Management Partners, Inc.
1100 North 4th Street- Suite 141
Fairfield, IA 52556

December 31, 2014

Rule 15c3-3 Exemption Report

This is to certify that, to the best of my knowledge and belief:

Capital Management Partners, Inc. is exempt from Rule 15c3-3 reporting pursuant to provision 15c-3(k)(2)(i) of SEC Rule 15c3-3 (the "exemption provisions").

Capital Management Partners, Inc. met the identified provision throughout the most recent fiscal year without exceptions as the company is a non-carrying broker-dealer which promptly transmits all funds and delivers all securities received in connection with our activities as a broker dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

Thank you.

Robert Steven Seal
President

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Report of Independent Registered Public Accounting Firm

We have reviewed management's statements included in the accompanying exemption report in which Capital Management Partners, Inc. identified the provisions of SEC Rule 15c3-3 paragraph k(2)(i) under which the Company claimed an exemption from SEC Rule 15c3-3 and the Company stated that it has met the identified exemption provisions through the fiscal year ending December 31, 2014, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is an expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph k(2)(i) of SEC Rule 15c3-3.

Donahue Associates, LLC

Donahue Associates LLC
Monmouth Beach, N.J.
February 21, 2015